UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

5 June 2026

Transaction in Own Shares

NatWest Group plc (the 'Company') announces that, over the past week, it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
01 June 2026	893,596	598.0000	587.00	590.4811	LSE
01 June 2026	283,073	597.6000	587.80	590.3168	CHIX
01 June 2026	123,487	597.0000	587.00	590.4064	BATE
02 June 2026	12,794	594.0000	592.00	593.4854	LSE
02 June 2026	6,442	592.0000	591.80	591.9056	CHIX
02 June 2026	2,722	592.0000	592.00	592.0000	BATE
03 June 2026	688,255	597.4000	589.60	593.0352	LSE
03 June 2026	209,346	596.6000	590.00	593.1444	CHIX
03 June 2026	85,715	596.6000	590.00	593.1948	BATE
04 June 2026	148,233	596.0000	591.00	593.6435	LSE
04 June 2026	40,961	594.0000	591.00	592.7700	CHIX
04 June 2026	18,221	594.0000	591.20	592.6456	BATE
05 June 2026	401,631	598.0000	593.60	595.8417	LSE
05 June 2026	129,277	598.0000	593.60	595.5952	CHIX
05 June 2026	57,509	598.0000	593.60	595.5106	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2026, as announced on 16 February 2026.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 181,817,840 Ordinary Shares in treasury and have 7,970,253,980 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:

In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme relating to the Transactions is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/2769H_1-2026-6-5.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	05 June 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary